Exhibit 99.1

Polyrizon Filed a US Patent Application for Formulations and Methods for

Preventing Viral Infections by COVID-19 Virus

OMER, Israel, May 6, 2020 - Medigus Ltd. (NASDAQ:MDGS) (TASE:MDGS), a technology company developing minimally invasive tools and an innovator in direct visualization technology, today announced that following the signing of a binding letter of intent with Polyrizon Ltd., a private company engaged in developing biological gels for the purpose of protecting patients against biological threats, it has been informed by Polyrizion regarding the filing of the US patent application.

The patent application, US application no. 2005/0281775, refers to formulations and methods for preventing association or interaction of viruses with a mucosal membrane and for removal of viral particles therefrom. This invention relates particularly to "formulations and methods for preventing viral infections by Coronavirus".

Coronavirus 19 disease (COVID-19) is an infectious disease caused by a newly discovered coronavirus called SARS-CoV-2. The coronavirus disease is transmitted mostly by inhalation or contact with SARS-CoV-2 infected surfaces or contact with infected droplets from saliva or discharge from the nose and the incubation period ranges from 2 to 14 days. Polyrizon’s method augments an epithelial mucosal barrier by contacting the barrier with a topical composition which comprises a mucoadhesive polymer.

In April 2020, Medigus announced the signing of binding letter of intent with Polyrizon Ltd. As part of the principal terms of the letter of intent, Medigus and Polyrizon will enter a commercial arrangement for the joint marketing and commercialization of Polyrizon products based on a revenue share model, focusing on a unique Biogel for the protection from COVID-19 virus. The commercial arrangement grants Medigus an exclusive right to market, resell and distribute Polyrizon’s products for a period of four years, commencing upon and subject to receipt of the requisite FDA approvals for the products. In addition, the letter of intent provides for an initial investment by Medigus in Polyrizon which would grant Medigus 20% of Polyrizon’s currently issued and outstanding share capital, and the option for an additional investment that would provide Medigus with additional shares constituting 30% of Polyrizon’s current issued and outstanding share capital.

Polyrizon developed an innovative Capture & Contain technology, designed to safely prevent virus and intrusion through the upper airways and eye cavities. Polyrizon’s technology is comprised of a Biogel that is applied topically, is preventative, easy to use and can be formulated both for wet and dry administration.

Polyrizon’s goal is to provide protection from the spread and contamination of Coronavirus inhaled or absorbed through the upper airways and eyes. The final product shall take the form of a spray or eyedrops, made of mucoadhesive biological gel (a gel that contains covalently bound specific Abs against SARS-CoV-2 specific surface proteins) aiming to lower the intrusion levels of the virus through the nasal, buccal cavities and eyes for several hours.

About Medigus

Medigus is traded on the Nasdaq Capital Market and the TASE (Tel Aviv Stock Exchange). To learn more about the company’s advanced technology, please visit www.medigus.com.

Cautionary Note Regarding Forward Looking Statements

This press release may contain statements that are “Forward-Looking Statements,” which are based upon the current estimates, assumptions and expectations of the company’s management and its knowledge of the relevant market. The company has tried, where possible, to identify such information and statements by using words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance, although not all forward-looking statements contain these identifying words. These forward-looking statements represent Medigus’ expectations or beliefs concerning future events, and it is possible that the results described in this press release will not be achieved, due to inter alia the spread of COVID-19 as well as the restriction deriving therefrom. Nothing in the description herein should be understood or construed as an announcement of the closing the Medigus investment, issuance of shares of Polyrizon pursuant to such investment, any regulatory approval or actual sales of Polyrizon’s products for use in connection with the COVID-19 pandemic or the actual grant of a U.S Patent. By their nature, Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause future results of the company’s activity to differ significantly from the content and implications of such statements. Other risk factors affecting the company are discussed in detail in the company's filings with the Securities and Exchange Commission. Forward-Looking Statements are pertinent only as of the date on which they are made, and the company undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, future developments or otherwise. Neither the company nor its shareholders, officers and employees, shall be liable for any action and the results of any action taken by any person based on the information contained herein, including without limitation the purchase or sale of company securities. Nothing in this press release should be deemed to be medical or other advice of any kind.

Contact (for media only)

Tatiana Yosef

Chief Financial Officer

+972-8-6466-880

ir@medigus.com